Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, NY 10166-0193 Tel 212.351.4000 www.gibsondunn.com Barbara L. Becker Direct: +1 212.351.4062 Fax: +1 212.351.6202 BBecker@gibsondunn.com

July 16, 2014

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20529

Ladies and Gentleman:

On behalf of Honeycomb Acquisition, Inc. (the “Company’), please be advised that the Company filed with the Securities and Exchange Commission on July 16, 2014, an Offer to Purchase on Schedule TO in connection with the Company’s offer to purchase all outstanding common stock of ZipRealty, Inc.

Please direct any questions or comments regarding this filing to the undersigned at (212) 351-4062.

Sincerely,

/s/ Barbara Becker

Barbara L. Becker

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